As filed with the Securities and Exchange Commission on March 6, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-T/A

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                            WHITEHALL JEWELLERS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                         PRENTICE CAPITAL MANAGEMENT, LP
                         HOLTZMAN OPPORTUNITY FUND, L.P.
                                 PWJ FUNDING LLC
                                 PWJ LENDING LLC
                        HOLTZMAN FINANCIAL ADVISORS, LLC
                              SH INDEPENDENCE, LLC
                                MICHAEL ZIMMERMAN
                                SEYMOUR HOLTZMAN
                                 JONATHAN DUSKIN
                                WJ HOLDING CORP.
                              WJ ACQUISITION CORP.
                        (NAME OF FILING PERSON (OFFEROR))

Common Stock, Par Value $0.001 Per Share                965063100
     (Title of Class of Securities)       (CUSIP Number of Class of Securities)

                                 JONATHAN DUSKIN
                         PRENTICE CAPITAL MANAGEMENT, LP
                          623 FIFTH AVENUE, 32ND FLOOR
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 756-8040

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPIES TO:

MARC WEINGARTEN, ESQ.                   SEYMOUR HOLTZMAN
ROBERT GOLDSTEIN, ESQ.                  C/O JEWELCOR COMPANIES
SCHULTE ROTH & ZABEL LLP                100 N. WILKES BARRE BLVD. 4TH FLOOR
919 THIRD AVENUE                        WILKES BARRE, PA 18702
NEW YORK, NY 10022                      TELEPHONE: (570) 822-6277
TELEPHONE: (212) 756-2000

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
       TRANSACTION VALUATION (1)                AMOUNT OF FILING FEE (2)
-------------------------------------------------------------------------------
              $23,602,401                               $2,525.46
-------------------------------------------------------------------------------

(1) Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 12,518,790 shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights, of Whitehall Jewellers, Inc. ("the Shares") at the tender offer price of $1.60 per Share. The transaction value also includes the offer price of $1.60 multiplied by 2,232,711, the estimated number of options to purchase Shares that are currently outstanding and exercisable.

(2) The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,525.46.       Filing party:  Prentice Capital
                                         Management, LP.
Form or Registration No.: Schedule TO.   Date Filed:    February 8, 2006
                                         ($2198.90) and February 22, 2006
                                         ($326.56).

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] Third-party tender offer subject to Rule 14d--1.

[ ] Issuer tender offer subject to Rule 13e-4.

[X] Going-private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ] .

      This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on February 8, 2006, as amended on February 22, 2006 (the "Schedule TO"), by WJ Acquisition Corp., a Delaware corporation (the "Purchaser"), WJ Holding Corp., a Delaware corporation ("Holdco"), Prentice Capital Management, LP, a Delaware limited partnership ("Prentice"), Holtzman Opportunity Fund, L.P., a Nevada limited partnership ("Holtzman," and together with Prentice, the "Investors"), PWJ Funding LLC ("PWJ Funding"), PWJ Lending LLC ("PWJ Lending"), Holtzman Financial Advisors, LLC, SH Independence, LLC, Michael Zimmerman, Jonathan Duskin and Seymour Holtzman. We refer to the Purchaser, Holdco, Prentice, PWJ Funding LLC, PWJ Lending LLC , Jonathan Duskin and Michael Zimmerman, each an affiliate of Prentice, Holtzman, Seymour Holtzman, Holtzman Financial Advisors, LLC, SH Independence, LLC, each an affiliate of Holtzman, the Purchaser and Holdco as the "Purchaser Group." This Amendment No. 2 relates to the offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred stock purchase rights, (the "Shares") of Whitehall Jewellers, Inc., a Delaware corporation ("Whitehall," or the "Company"), other than the Shares beneficially owned by the Purchaser Group immediately prior to the commencement of the Offer at a purchase price of $1.60 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

      The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 2 by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11.  ADDITIONAL INFORMATION.

            Item 11 of the Schedule TO which incorporates by reference information contained in the Offer to Purchase is hereby amended as follows:

          1. Based on information provided by the Depositary to the Purchaser, as of the close of business on March 3, 2006, 3,702,962 Shares have been tendered in and not withdrawn from the Offer.

          2. The last paragraph of Section 11 of the Offer to Purchase entitled "The Tender Offer" ("Conditions to the Offer") is hereby amended and supplemented by adding the following information at the end of the first sentence thereof:

               "provided that these conditions may not be waived as to some but not all the Whitehall stockholders"

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

            Item 13 of the Schedule TO which incorporates by reference information contained in the Offer to Purchase, is hereby amended as follows:

          3. The second sentence of the last paragraph in Section 3 of "Special Factors" ("Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger") of the Offer to Purchase is hereby amended and restated in its entirety as follows:

          "The Purchaser Group did not consider the going concern and liquidation values of the Common Stock and believed that the factors related to historical market price, past performance, book value and the other factors discussed above, were, in the aggregate, sufficient to conclude that the Offer and the Merger are substantively fair to the unaffiliated Whitehall stockholders."

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2006


                              HOLTZMAN OPPORTUNITY FUND, L.P.

                              By: Holtzman Financial Advisors, LLC, its General
                                  Partner

                              By: SH Independence, LLC, its Managing Member

                              By:     /s/ Seymour Holtzman
                                     -----------------------------------------
                              Name:  Seymour Holtzman
                              Title: Sole Member


                              HOLTZMAN FINANCIAL ADVISORS, LLC

                              By: SH Independence, LLC, its Managing Member

                              By:     /s/ Seymour Holtzman
                                     -----------------------------------------
                              Name:  Seymour Holtzman
                              Title: Sole Member


                              SH INDEPENDENCE, LLC


                              By:     /s/ Seymour Holtzman
                                     -----------------------------------------
                              Name:  Seymour Holtzman
                              Title: Sole Member


                              PRENTICE CAPITAL MANAGEMENT, LP


                              By:     /s/ Michael Weiss
                                     -----------------------------------------
                              Name:  Michael Weiss
                              Title: Chief Financial Officer


                              WJ ACQUISITION CORP.


                              By:     /s/ Michael Weiss
                                     -----------------------------------------
                              Name:  Michael Weiss
                              Title: Vice President


                              WJ HOLDING CORP.


                              By:     /s/ Michael Weiss
                                     -----------------------------------------
                              Name:  Michael Weiss
                              Title: Vice President

                              PWJ LENDING LLC

                              By:     /s/ Jonathan Duskin
                                     -----------------------------------------
                              Name:  Jonathan Duskin
                              Title: Managing Director


                              PWJ FUNDING LLC

                              By:   Prentice Capital Management, LP, its Manager

                              By:     /s/ Michael Weiss
                                     -----------------------------------------
                              Name:  Michael Weiss
                              Title: Chief Financial Officer

                               /s/ Michael Zimmerman
                              ------------------------------------------------
                              Michael Zimmerman

                               /s/ Jonathan Duskin
                              ------------------------------------------------
                              Jonathan Duskin

                               /s/ Seymour Holtzman
                              ------------------------------------------------
                              Seymour Holtzman